Certified Public
Accountants &
SBC Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Member of
ICMA-RC Services, LLC (d/b/a MissionSquare Wealth Management)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below on the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2025. ICMA-RC Services, LLC's (d/b/a MissionSquare Wealth Management, "MissionSquare Wealth Management") management is responsible for the Form SIPC-7.

MissionSquare Wealth Management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of evaluating MissionSquare Wealth Management's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

The procedures and associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2025 with respective cash disbursement records provided by management. We were not made aware of any payments made during the year ended December 31, 2025.

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2025, with the amounts reported in Form SIPC-7 for the year ended December 31, 2025. We did not note any exceptions as a result of the procedures performed.

3. Inspected Form SIPC-7 for any adjustments. We were not made aware of any adjustments made during the year ended December 31, 2025.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7. We did not note any exceptions as a result of the procedures performed.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We did not note any exceptions as a result of the procedures performed.

SBC Certified Public Accountants & Business Advisors

We were engaged by MissionSquare Wealth Management to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MissionSquare Wealth Management's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of MissionSquare Wealth Management and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Washington, D.C.
February 25, 2026

SB & Company, LLC

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
ICMA-RC SERVICES, LLC	8-40268

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,199,191.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,199,191.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 2,199,191.00	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 2,199,191.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9	Current overpayment/credit balance, if any			$ 150.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 0.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 0.00		
d	Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13 a	Amount from line 8		$ 0.00	
b	Amount from line 9		$ 150.00	
c	Amount from line 12		$ 0.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 150.00)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 150.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-40268	DEA: FINRA	2025	Dec

MEMBER NAME ICMA-RC SERVICES, LLC
MAILING ADDRESS 777 N CAPITOL ST NE STE 600
ATTN COMPLIANCE
WASHINGTON, DC 20002

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ICMA-RC SERVICES, LLC
(Name of SIPC Member)

Richard Whitty
(Authorized Signatory)

2/18/2026
(Date)

rwhitty@missionsq.org
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.